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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                           Dick's Sporting Goods, Inc.
                          ----------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    253393102
                           --------------------------
                                 (CUSIP Number)

                                February 17, 2004
                                -----------------
             (Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]  Rule 13d-1(b) (Qualified Investor)

[   ]  Rule 13d-1(c) (Passive Investor)

[ X ]  Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                               Page 1 of 5 pages


                                  SCHEDULE 13G

CUSIP No. 253393102

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Nancy Heichemer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                    (b) [   ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida

NUMBER              5.  SOLE VOTING POWER                          378,861(1)
OF SHARES                                                          -------
BENEFICIALLY        6.  SHARED VOTING POWER                         50,139(2)
OWNED                                                              -------
BY EACH             7.  SOLE DISPOSITIVE POWER                     378,861(1)
REPORTING                                                          -------
PERSON              8.  SHARED DISPOSITIVE POWER                    50,139(2)
WITH:                                                              -------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Nancy Heichemer -  429,000 (1)

(1) Represents shares of Class B common stock beneficially owned by Mrs. Heichemer. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see "Description of Capital Stock" in Dick's Sporting Goods, Inc.'s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

(2) Represents 21,139 shares of Class B common stock and 29,000 shares of common stock (of which call options have been issued for 14,000 options) owned jointly by Mrs. Heichemer and her husband as joint tenants.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES

         Not Applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.6% (pursuant to Item 4 of Schedule 13G, number represents the percentage of class and not voting power of shares)

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTION)  IN



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                                                               Page 2 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1(a).  Name of issuer:

         Dick's Sporting Goods, Inc.

Item 1(b).  Address of issuer's principal executive offices:

         200 Industry Drive, RIDC Park West
         Pittsburgh, PA 15275

Item 2(a).  Name of person filing:

         Nancy Heichemer.

Item 2(b).  Address of principal business office:

         c/o Dick's Sporting Goods, Inc.
         200 Industry Drive, RIDC Park West
         Pittsburgh, PA 15275

Item 2(c).   Citizenship:

         United States Citizen

Item 2(d). Title of class of securities: Class B Common Stock, par value $.01 per share

Item 2(e).  CUSIP No.:  253393102

Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

         (a) [ ] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the "Investment Company Act").

         (e)  [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E) of the Exchange Act.

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

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                                                               Page 3 of 5 pages

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

         If this statement is filed pursuant to Rule 13d-1(b), check this box. [ ]


Item 4.  Ownership

Item 4(a).  Amount beneficially owned:

         Nancy Heichemer                    429,000 (1)

Item 4(b). Percent of class: 2.6% (pursuant to Item 4 of Schedule 13G, number represents the percentage of class and not voting power of shares)

Item 4(c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:             378,861(1)
                                                                     -------
         (ii)  shared power to vote or to direct the vote:            50,139(2)
                                                                     -------
         (iii) sole power to dispose or to direct the
               disposition of:                                       378,861(1)
                                                                     -------
         (iv)  shared power to dispose or to direct the
               disposition of:                                        50,139(2)
                                                                     -------

(1) Represents shares of Class B common stock beneficially owned by Mrs. Heichemer. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see "Description of Capital Stock" in Dick's Sporting Goods, Inc.'s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

(2) Represents 21,139 shares of Class B common stock and 29,000 shares of common stock (of which call options have been issued for 14,000 options) owned jointly by Mrs. Heichemer and her husband as joint tenants.

Item 5.  Ownership of 5 percent or less of a class:

         This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of Class B common stock. [X]

Item 6.  Ownership of more than 5 percent on behalf of another person:

         Not Applicable.

Item 7. Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

         Not Applicable.

Item 8.  Identification and classification of members of the group:

         Not Applicable.

Item 9.  Notice of dissolution of the group:

         Not Applicable.

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                                                               page 4 of 5 pages

Item 10. Certifications:

         Not Applicable









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                                                            page 5 of 5 pages


                                    SIGNATURE

                                -----------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 17, 2004                         By:  /s/ Nancy Heichemer
                                                     -------------------------